Exhibit 2.2

WARRANTY AND INDEMNITY AGREEMENT

relating to

the Furrow transaction

between

Fugro N.V.

and

Global Marine Systems Limited

Dated	11 October 2017

7	Settlement of Claims	18

8	MISCELLANEOUS	19

8.1	Entire agreement	19

8.2	No assignment	19

8.3	Waiver and amendment	19

8.4	Rescission	19

8.5	Notices	19

9	GOVERNING LAW AND DISPUTE RESOLUTION	19

9.1	Governing law	19

9.2	Jurisdiction and forum	20

Schedules

Schedule 1	Definitions

Schedule 2	Fugro Warranties

Schedule 3	GMSL Warranties

Schedule 4	Global Group

Schedule 5	Global Vessels

Schedule 6	Fugro Data Room

Schedule 7	Global data room

Schedule 8	Illustrative example of settlement of claims

WARRANTY AND INDEMNITY AGREEMENT

THIS AGREEMENT IS DATED 11 OCTOBER 2017 AND MADE BETWEEN:

(1)
Fugro N.V., a public limited liability company incorporated in the Netherlands, with corporate seat in Leidschendam, and registered address at Veurse Achterweg 10, 2264 SG Leidschendam, the Netherlands, registered with the trade register of the Dutch Chamber of Commerce with number 27120091 (“Fugro”);

(2)
Global Marine Systems Limited, a private limited company incorporated in and registered in England and Wales with company number 01708481 whose registered address at Ocean House, 1 Winsford Way, Boreham Interchange, Chelmsford CM2 5PD, the United Kingdom (“GMSL”);

and

(3)	Global Marine Holdings LLC, a limited liability company incorporated in Delaware with a registered address at 460 Herndon Parkway, Suite 150 Herndon, VA 20170-5281, United States (“Global”),

BACKGROUND:

(A)
The Parties entered into the Business Purchase Agreement relating to the Trenching Business on the date of this Agreement (the “BPA”), pursuant to which GMSL has agreed to acquire, subject to the terms set out in the BPA, Fugro’s trenching business in return for the issue to Fugro of an equity interest in Global and cash, which will be satisfied through the issue of the Vendor Loan.

(B)	In connection with the foregoing, each of GMSL and Fugro makes the warranties and representations on the terms and subject to the conditions set out in this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1	DEFINITIONS AND INTERPRETATION

In this Agreement, unless the context otherwise requires, the definitions and provisions of Schedule 1 (Definitions) apply throughout.

2	FUGRO WARRANTIES

2.1	Fugro warranties

2.1.1
Subject to the remaining provisions of this Clause 2 (Fugro’s Warranties) and to Clause 5 (Limitation of liability), Fugro represents and warrants to GMSL that the statements set out in Schedule 2 (Fugro warranties) (the “Fugro Warranties”) are true and accurate as at the Signing Date (unless otherwise indicated).

2.1.2
Subject to the remaining provisions of this Clause 2 (Fugro’s Warranties) and to Clause 5 (Limitation of liability), Fugro represents and warrants to GMSL that the statements set out in Paragraph 1 (Incorporation, authority, corporate action), 2 (Existence), and 4.1 (Ownership of Business Assets) of Schedule 2 (Fugro Warranties) (together the “Repeated Fugro Warranties” are also true and accurate as at Completion.

2.1.3
Each of Global and GMSL acknowledges that no representations or warranties, express or implied, have been given or are given by Fugro other than the Fugro Warranties and that it has not been induced to enter into the BPA or any agreement referred to in clause 7 (Completion) of the BPA, by any representation, warranty or undertaking not expressly set out in this Agreement.

3	GMSL WARRANTIES

3.1	GMSL warranties

3.1.1
Subject to the remaining provisions of this Clause 3 (GMSL Warranties) and to Clause 5 (Limitation of liability), GMSL represents and warrants to Fugro that the statements set out in Schedule 3 (GMSL Warranties) (the “GMSL Warranties”) are true and accurate as at the Signing Date.

3.1.2
Subject to the remaining provisions of this Clause 3 (GMSL Warranties)  and to Clause 5 (Limitation of liability), GMSL represents and warrants to Fugro that the statements set out in Paragraphs 1 (Incorporation, authority, corporate action), 2 (Consideration Units), 3 (Ownership of the shares, incorporation, authority, corporate action), 4 (Corporate information), 5 (Global Joint Ventures), and 8 (Position since the Accounts Date) of Schedule 3 (GMSL Warranties) (together the “Repeated GMSL Warranties”) are also true and accurate as at Completion.

3.1.3
Fugro acknowledges that no representations or warranties, express or implied, have been given or are given by Global or GMSL other than the GMSL Warranties and that it has not been induced to enter into the BPA or any agreement referred to in clause 7 (Completion) of the BPA by any representation, warranty or undertaking not expressly set out in this Agreement or the BPA.

3.1.4
Global and GMSL shall procure that fourteen (14) months after the Completion Date each of the persons set out in the definition of “Knowledge of GMSL” included in Schedule 1 (Definitions), or such person’s successor in role and/or title, who is at that date either employed by a Global Group Company and/or a shareholder of Global, provides a written statement to Fugro confirming that, to the best of such person’s knowledge and after having made reasonable inquiries with the relevant employees, it is not aware  of  any  fact  or circumstance of which Fugro has not yet been informed in writing and which (a)  constitutes  a  breach  of  the  Global Warranties, or (b) is reasonably likely to enable Fugro to bring a successful claim against GMSL under Clause 4 (GMSL Indemnities).

4	GMSL INDEMNITIES

4.1	GMSL Tax Indemnity

GMSL shall indemnify and hold harmless Fugro, in accordance with Clauses 4.4 and 7 (Settlement of Claims), from any and all Losses that Fugro suffers or incurs as a result of or in connection with:

(a)
any Tax Liability of a member of the Global Group which arises in respect of or as a result of (i) any income, profits, turnover, gains or wages which were earned, accrued, received or paid on or before the Accounts Date or (ii) any Event which occurred on or before the Accounts Date;

(b)
any Tax Liability of a member of the Global Group which arises in respect of or as a result of (i) income, profits, turnover, gains or wages which were earned, accrued, received or paid in respect of the period between the Accounts Date up to and including the Completion Date or (ii) any Event occurring during that period; but only to the extent that (A) such income, profits, turnover, gains, wages or Event arose or occurred (as the case may be) outside the ordinary course of business of the relevant member of the Global Group to which the Tax Liability relates, and (B) the Global Group does not retain the benefit of any income, profits, turnover, gains or wages after the Completion Date in respect of which the Tax Liability is payable;

(c)
any Tax Liability of a member of the Global Group attributable to the period up to the Completion Date or an Event occurring on or before the Completion Date which is primarily the liability of any Person other than a member of the Global Group and for which a member of the Global Group is liable as a result of such Person failing to discharge such Tax Liability; and

(d)	any reasonable out of pocket costs incurred by the Global Group in connection with (a), (b) or (c).

4.2	No Leakage

GMSL shall indemnify and hold harmless Fugro, in accordance with Clauses 4.4 and 7 (Settlement of Claims), from any and all Losses that Fugro suffers or incurs as a result of or in connection with any Leakage that occurred in the period as from the Accounts Date up to and including the Completion Date.

4.3	Quintillion

4.3.1	In this Clause 4.3 (Quintillion):

“Quintillion Dispute” means the dispute regarding the alleged non-performance of GMSL in undertaking the installation of a telecommunications cable in Alaska under the Marine Installation Contract between Alcatel-Lucent Submarine Networks and GMSL for the installation, burial and 6.5KM separate shore-end landings of S1.1 (Oliktok) on the Quintillion Subsea Project dated 11 March 2016;

“Quintillion Provision Amount” means the US$2,700,000 (two million and seven hundred thousand US dollars) doubtful debt provision against the Quintillion Receivable as included in the Global Accounts; and

“Quintillion Receivable” means the US$8,897,134.81 (eight million eight hundred and ninety-seven thousand one hundred and thirty-four US dollars and eighty-one US dollar cents) receivable of GMSL on Alcatel-Lucent Submarine Networks as included in the Global Accounts.

4.3.2
GMSL shall indemnify and hold harmless Fugro, in accordance with in accordance with Clauses 4.4 and 7 (Settlement of Claims), from any and all Losses that Fugro suffers or incurs as a result of or in connection with the Quintillion Dispute, including the waiver or set-off in connection therewith of any part of the Quintillion Receivable in excess of the Quintillion Provision Amount against any claim from Alcatel-Lucent Submarine Networks or, if applicable, its legal successor.

4.3.3
Subject to any other limitations set out in this Agreement, GMSL shall only be liable under this Clause 4.3 (Quintillion) where the amount of the total Losses suffered by the Global Group as a result of the matters giving rise to such claims exceed USD 500,000 (five hundred thousand US dollars) and then for the full amount and not only the excess.

4.3.4
The aggregate Fugro Indemnity Loss in respect of all claims under this Clause 4.3 (Quintillion) for which GMSL can be held liable by Fugro shall not exceed USD 1,308,000 (one million three hundred and eight thousand US dollars) when such claims are settled in cash between Fugro and GMSL. If the claims under this Clause 4.3 (Quintillion) are settled by way of an adjustment of the number of Class A-2 Units held by Fugro in accordance with the terms of the Global LLC Agreement, the amount of the GMSL Adjustment Claim as defined in the Global LLC Agreement in respect of such claims shall not exceed USD 4,237,000 (four million two hundred thirty-seven thousand US dollars).

4.4	Settlement of claims

GMSL may at its sole discretion and in each case in accordance with Clause 7 (Settlement of Claims) settle any claim from Fugro under this Clause 4 (GMSL Indemnities) (i) by way of an adjustment to the Class A-2 Units held by Fugro in accordance with the terms of the Global LLC Agreement; (ii) by way of payment to Fugro in cash an amount equal to the relevant Fugro Indemnity Loss, or (iii) by way of a combination of (i) and (ii), provided that the prior written consent from Fugro is required if settlement by GMSL of a claim through the adjustment of Class A-2 Units would result in Fugro directly or indirectly holding an interest of 33% (thirty-three percent) or more in Global.

5	LIMITATION OF LIABILITY

5.1	Exclusion of certain Dutch Civil Code provisions

The applicability of sections 7:17 and 7:20 up to and including 7:23 Dutch Civil Code is hereby excluded.

5.2	Disclosure

No Party shall be liable for any breach of the Warranties in respect of any matters Disclosed. Any matter Disclosed shall not limit GMSL’s liability under Clause 4 (GMSL Indemnities).

5.3	Liability of the Warrantor

5.3.1
Subject to the provisions of Clauses 2 (Fugro’s Warranties), 3 (GMSL Warranties) and 4 (GMSL Indemnities), this Clause 5 (Limitation of liability) and any other applicable limitations of Liability set out in this Agreement, the Warrantor shall be liable towards the applicable Beneficiary:

(a)	if any of the Warranties given by such Warrantor are not true and accurate on the Signing Date;

(b)	where the Warrantor is Fugro, if any of the Repeated Fugro Warranties are not true and accurate as at Completion;

(c)	where the Warrantor is GMSL, if any of the Repeated GMSL Warranties are not true and accurate as at Completion; and

(d)
if any of the Warranties given by such Warrantor which are expressly stated to be given on any other date than the Signing Date are not true and accurate on the date on which such Warranties are expressly stated to be given, but then only to the extent that the failure to be so true and accurate has, individually or in the aggregate, had a material adverse impact on the relevant business at the Completion Date, or the Warrantor could reasonably have avoided such Warranty from ceasing to be true and accurate.

5.3.2
If a Warrantor is liable towards a Beneficiary under Clause 5.3.1, the Beneficiary shall, after the Completion Date, as its sole and exclusive remedy have the right to claim the Losses suffered or incurred by the Beneficiary as a result, and shall not have the right to terminate or rescind this Agreement or any other Transaction Agreement, or claim specific performance (nakoming).

5.4	Time limitation

5.4.1
Fugro shall not be liable for a claim for Losses suffered or incurred by GMSL as a result of breach of any Fugro Warranty (a “Fugro Warranty Claim”) unless a Notice of such Fugro Warranty Claim is given by GMSL to Fugro specifying the matters set out in Clause 6.2:

(a)	in the case of any claim for Paragraphs 1 (Incorporation, authority, corporate action), 2 (Existence) and 9 (Tax) of Schedule 2 (Fugro Warranties), within sixty (60) months after the Completion Date;

(b)	in the case of any other claim under or otherwise in connection with this Agreement, within fifteen (15) months after the Completion Date.

5.4.2
GMSL shall not be liable for a claim for Losses suffered or incurred by Fugro as a result of breach of any GMSL Warranty (a “GMSL Warranty Claim”) unless a Notice of such GMSL Warranty Claim is given by Fugro to GMSL specifying the matters set out in Clause 6.2:

(a)
in the case of any claim for Paragraphs 1 (Incorporation, authority, corporate action), 2 (Consideration Units), 3 (Ownership of the shares, incorporation, authority, corporate action) and 22 (Tax) of Schedule 3 (GMSL Warranties), within sixty (60) months after the Completion Date; and

(b)	in the case of any other claim under or otherwise in connection with this Agreement other than Clause 4 (GMSL Indemnities), within fifteen (15) months after the Completion Date.

5.4.3
GMSL shall not be liable for a claim pursuant to Clause 4.1 (GMSL Tax Indemnity) unless a Notice of such claim is given by Fugro to GMSL specifying the matters set out in Clause 6.2 within sixty (60) months after the Completion Date.

5.4.4
GMSL shall not be liable for a claim pursuant to Clause 4.2 (No Leakage) unless a Notice of such claim is given by Fugro to GMSL specifying the matters set out in Clause 6.2 within fifteen (15) months after the Completion Date.

5.5	Minimum claims

5.5.1
Subject to any other limitations set out in this Agreement, each Warrantor shall only be liable under this Agreement in respect of any individual claim, or a series of claims arising from identical facts, for breach of a Warranty to the extent that the liability agreed or determined in respect of any such claim(s) exceeds USD 65,000 (sixty-five thousand US dollars) (not yet taking into account the obligation to make Fugro whole in case of a breach of a GMSL Warranty) and then for the full amount and not only the excess. For the avoidance of doubt, in case of a breach of a GMSL Warranty, the foregoing threshold is passed and GMSL is liable towards Fugro if either:

(a)
the aggregate Losses suffered by the Global Group as a result of the matter(s) giving rise to any such claim(s) exceed USD 275,424 (two hundred and seventy-five thousand four hundred and twenty four US dollars); or

(b)	the aggregate Losses suffered by the Fugro Group as a result of the matter(s) giving rise to any such claim(s) exceed USD 65,000 (sixty-five thousand US dollars).

5.5.2
Subject to any other limitations set out in this Agreement, GMSL shall only be liable under Clause 4.1 (GMSL Tax Covenant) in respect of any individual claim, or a series of claims arising from identical facts, to the extent that the liability agreed or determined in respect of any such claim(s) exceeds USD 60,000 (sixty thousand US dollars) (not yet taking into account the obligation to make Fugro whole in case of a breach of a GMSL Warranty) and then for this full amount and not only the excess. For the avoidance of doubt, the foregoing threshold is passed and GMSL is liable towards Fugro if the total Losses suffered by the Global Group as a result of the matter(s) giving rise to any such claim(s) exceeds USD 254,237 (two hundred and fifty-four thousand two hundred and thirty-seven US dollars); or

5.5.3	For the avoidance of doubt, this Clause 5.5 (Minimum claims) does not apply to claims under Clause 4.2 (No Leakage) and Clause 4.3 (Quintillion).

5.6	Aggregate minimum claims

5.6.1
Subject to any other limitations set out in this Agreement, each Warrantor shall only be liable under this Agreement for a claim for breach of a Warranty where the amount of the Warrantor’s liability in respect of such claim, either individually or when aggregated with the Warrantor’s liability for all other claims under this Agreement, exceeds USD 650,000 (six hundred and fifty thousand US dollars) (not yet taking into account the obligation to make Fugro whole in case of a breach of a GMSL Warranty) and then for the full amount and not only the excess. For the avoidance of doubt, the foregoing threshold is passed and GMSL is liable towards Fugro in case of one or more claims for a breach of a GMSL Warranty  if either:

(a)
the aggregate Losses suffered by the Global Group as a result of the matter(s) giving rise to any such claim(s) exceeds USD 2,754,237 (two million seven hundred and fifty-four thousand two hundred and thirty-seven US dollars); or

(b)	the aggregate Losses suffered by the Fugro Group as a result of the matter(s) giving rise to any such claim(s) exceeds USD 650,000 (six hundred and fifty thousand US dollars).

5.6.2	For the avoidance of doubt, this Clause 5.6 (Aggregate minimum claims) does not apply to claims under Clause 4.2 (No Leakage) and Clause 4.3 (Quintillion).

5.7	Maximum liability

Maximum liability of Fugro

5.7.1	The aggregate liability of Fugro in respect of all claims for breaches of the Fugro Business Warranties shall not exceed USD 17,500,000 (seventeen million five hundred thousand US dollars).

5.7.2	The aggregate liability of Fugro in respect of all claims under this Agreement and the BPA shall not exceed USD 72,500,000 (seventy-two million five hundred thousand US dollars).

Maximum liability of GMSL

5.7.3
The aggregate liability of GMSL in respect of all claims for breaches of the GMSL Business Warranties shall not exceed USD 17,500,000 (seventeen million five hundred thousand US dollars) (not yet taking into account the obligation to make Fugro whole in case of a breach of a GMSL Business Warranty). For the avoidance of doubt, in case of one or more claims for a breach of a GMSL Business Warranty, the foregoing threshold is not passed and GMSL remains liable towards Fugro until either:

(a)
the aggregate Losses suffered by the Global Group as a result of the matter(s) giving rise to any such claim(s) exceed USD 74,152,542 (seventy-four million one hundred and fifty-two thousand five hundred and forty-two US dollars); or

(b)	the aggregate Losses suffered by the Fugro Group as a result of the matter(s) giving rise to any such claim(s) exceed USD 17,500,000 (seventeen million five hundred thousand US dollars).

Illustrative example I: if it turns out that there is only a breach of one GMSL Business Warranty and the Loss suffered by the Global Group as a result of the matter giving rise to the claim in respect thereof amounts to USD 100,000,000, then GMSL is liable towards Fugro in respect of such Losses up to an amount of USD 74,152,542. In such case and assuming settlement in cash, GMSL will pay Fugro in cash In such case and assuming settlement in cash, GMSL will pay Fugro in cash an amount equal to the ‘Fugro Loss’ (as defined in Schedule 1 (Definitions)) being equal to (USD 74,152,542 / (100% - 23.6%)) - USD 74,152,542 = USD 22,905,759.

Illustrative example I: if it turns out that there is only a breach of one GMSL Business Warranty and the Loss suffered by Fugro as a result of the matter giving rise thereto amounts to USD 20,000,000, then GMSL is liable towards Fugro in respect of such Losses up to an amount of USD 17,500,000. In such case and assuming settlement in cash, GMSL will pay Fugro in cash an amount equal to USD 17,500,000 / (100% - 23.6%) = USD 22,905,759.

5.7.4
The aggregate liability of GMSL in respect of all claims under this Agreement and the BPA shall not exceed USD 65,000,000 (sixty-five million US dollars) (not yet taking into account the obligation to make Fugro whole). For the avoidance of doubt, in case of one or more claims under this Agreement and the BPA, the foregoing threshold is not passed and GMSL remains liable towards Fugro until either:

(a)
the aggregate Losses suffered by the Global Group as a result of the matter(s) giving rise to any such claim(s) exceed USD 275,423,729 (two hundred seventy-five million four hundred and twenty-three thousand seven hundred and twenty nine US dollars); or

(b)	the aggregate Losses suffered by the Fugro Group as a result of the matter(s) giving rise to any such claim(s) exceed USD 65,000,000 (sixty-five million US dollars).

5.8	Matters arising after Signing

5.8.1
Each Warrantor shall not be liable under this Agreement in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance, to the extent that the same would not have occurred but for:

(a)
anything done or omitted to be done pursuant to and in compliance with the BPA, the Global LLC Agreement or any other Transaction Agreement or otherwise at the written request or with the written approval of the applicable Beneficiary or any Affiliate of such Beneficiary;

(b)
any voluntary act, omission or transaction of the applicable Beneficiary or any Affiliate of such Beneficiary, or their respective Representatives or successors in title, outside the ordinary course of business after the Signing Date which the Beneficiary was aware, or ought to have been aware, would give rise to such Losses, except where such act, transaction, omission or arrangement was carried out or effected pursuant to a legally binding obligation entered into on or before the Signing Date;

(c)	the passing of, or any change in, any Law or administrative practice of any Governmental Authority after the Signing Date; or

(d)	any voluntary change in any accounting basis or practice of the Beneficiary or any Affiliate of the Beneficiary introduced or having effect after the Signing Date.

5.9	Beneficiary’s insurance

A Warrantor shall not be liable in respect of any claims made under or otherwise in connection with this Agreement to the extent that the Beneficiary or any Affiliate of the Beneficiary can actually recover the Losses for which a claim is made under a policy of insurance.

5.10	Mitigation of Losses

Each Beneficiary shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim by such Beneficiary under this Agreement.

5.11	Net financial benefit

Each Warrantor shall not be liable under or otherwise in connection with this agreement in respect of any claims to the extent of any corresponding savings by or net financial benefit, including any Tax Benefit, to the applicable Beneficiary or any other member of the Beneficiary’s Group arising in respect of those Losses or the facts giving rise to those Losses.

5.12	Beneficiary’s right to recover

5.12.1
If, before a Warrantor pays an amount in discharge of any claim under or otherwise in connection with this Agreement, the applicable Beneficiary or an Affiliate of such Beneficiary is entitled to actually recover (whether by payment, set-off, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Beneficiary or any Affiliate of the Beneficiary (in whole or in part) in respect of the Loss which is the subject matter of the claim, then at the election and in the sole discretion of the relevant Warrantor:

(a)
the Beneficiary shall procure that, before steps are taken to enforce a claim against the Warrantor following notification under Clause 6.2 all reasonable steps are taken to enforce recovery against the third party, and any actual recovery (less any reasonable costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery; or

(b)	the Beneficiary shall procure that all such rights of recovery of it or its relevant Affiliate are assigned to the relevant Warrantor, or an Affiliate of such Warrantor as designated by the Warrantor.

5.12.2
If a Warrantor has paid an amount in discharge of any claim under or otherwise in connection with this Agreement and the Beneficiary or an Affiliate of the Beneficiary is subsequently entitled to actually recover (whether by payment, set-off, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Beneficiary or an Affiliate of the Beneficiary (in whole or in part) in respect of the Loss which is the subject matter of the claim, then at the election and in the sole discretion of the Warrantor:

(a)
the Beneficiary shall procure that all steps are taken to enforce such recovery and shall, or shall procure that the relevant Affiliate of the Beneficiary shall, pay to the Warrantor, as soon as practicable after receipt, an amount equal to:

(i)	any sum recovered from the third party less any costs and expenses reasonably incurred in obtaining such recovery or, if less;

(ii)	the amount previously paid by the Warrantor to the Beneficiary less any Taxation attributable to it; or

(b)	the Beneficiary shall procure that all such rights of recovery of it or its relevant Affiliate are ceded to the Warrantor, or an Affiliate of the Warrantor as designated by the Warrantor.

5.13	No double claims

Each Warrantor shall not be liable under or otherwise in connection with this Agreement more than once in respect of the same Loss.

5.14	Tax Claims

The Warrantor shall not be liable under or in connection with a Tax Claim to the extent that a provision or reserve in respect of the Tax Liability otherwise giving rise to the Tax Claim was specifically included in the Global Accounts.

5.15	No limitation

The Parties agree that no limitations set out in this Agreement shall apply in respect of any breach of a Warranty or claim under Clause 4 (GMSL Indemnities) resulting from or attributable to intentional deceit (bedrog), wilful misconduct (opzet) or gross negligence (bewuste roekeloosheid) of a Party, any of its Affiliates or their respective directors and officers.

5.16	Liability in respect of the Required Post-Completion Financial Statements

Without prejudice to Global or GMSL’s ability to bring claims under other provisions of the BPA or this Agreement or any other Transaction Document, Fugro shall have no liability, and no claim can be made, in relation to the Fugro Warranty set out in Paragraph 10 (Required Post-Completion Financial Statements) of Schedule 2 (Fugro Warranties) in the absence of fraud or wilful misconduct.

6	CLAIMS

6.1	Notification of potential claims

Without imposing additional time limits to those set out in Clause 5.4 (Time limitation) above, if a Beneficiary becomes aware of any matter or circumstance that may give rise to a claim against a Warrantor under or otherwise in connection with this Agreement then the Beneficiary shall as soon as reasonably practicable after becoming aware of any such matter or circumstance, but in any event within thirty (30) Business Days of becoming aware of such matter or circumstance, deliver a written Notice to the relevant Warrantor setting out such information as is available to any member of the Beneficiary’s Group as is reasonably necessary to enable the Warrantor to assess the merits of the claim, to act to preserve evidence and to make such provision as the Warrantor may consider necessary. The failure of the Beneficiary to give notice in compliance with this Clause 6.1 (Notification of potential claims) shall not release the Warrantor of its Liability, except for the amount of Losses that is the direct or indirect result of such failure to give notice in compliance herewith.

6.2	Notification of claims

Without prejudice to Clause 6.1 (Notification of potential claims), notices of claims under or otherwise in connection with this Agreement shall be given by each Beneficiary to the relevant Warrantor within the time limits specified in Clause 5.4 (Time limitation) specifying full information of the legal and factual basis of the claim and the evidence on which the Beneficiary relies and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim (including any Losses which are contingent on the occurrence of any future event).

6.3	Commencement of proceedings

6.3.1	Any claim notified to a Warrantor shall be deemed, if it has not been previously satisfied, settled or withdrawn, to be irrevocably withdrawn:

(a)
nine (9) months after the notice is given pursuant to Clause 6.2 (Notification of claims) (and no new claim may be made in respect of the same facts), unless (i) the Warrantor and the Beneficiary are involved in settlement negotiations and both the Warrantor and the Beneficiary agree that such period shall be extended, or (ii) on or before that date legal proceedings in respect of the claim have been formally commenced; and

(b)
in case a claim is contingent or conditional, six (6) months after the claim for which the notice is given pursuant to Clause 6.2 (Notification of claims) ceases to be contingent or conditional, unless on or before that date legal proceedings in respect of it have been formally commenced.

6.4	Investigation by the Warrantor

6.4.1	In connection with any matter or circumstance notified by a Beneficiary to the relevant Warrantor pursuant to Clause 6.1 (Notification of potential claims) or Clause 6.2 (Notification of claims):

(a)
the Beneficiary shall allow the Warrantor and its Representatives to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is or may be payable in respect of such claim; and

(b)
the Beneficiary shall disclose to the Warrantor all information of which the Beneficiary or any other member of the Beneficiary’s Group is aware which relates to the claim, and shall procure that all relevant members of the Beneficiary’s Group give all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, in each case as the Warrantor or its Representatives may reasonably request.

6.5	Procedure for third-party claims

If a claim notified to a Warrantor is a result of or connected with a claim by or Liability to a third party against or owed by any member of the Beneficiary’s Group, then:

(a)
no admissions in relation to such third-party claim shall be made by or on behalf of the Beneficiary or any other member of the Beneficiary’s Group and the claim shall not be compromised, disposed of or settled without the prior written consent of the Warrantor, which consent shall not be unreasonably withheld or delayed;

(b)
the Warrantor shall be entitled to take such action as it deems necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or Liability (including making counterclaims or claims against third parties) in the name of and on behalf of the Beneficiary or other member of the Beneficiary’s Group concerned and to control the conduct of any related proceedings, negotiations or appeals; and

(c)
where the Warrantor has issued a notice pursuant to Clause 6.5(b), upon a written notice to that effect, the Beneficiary’s Group shall give all such information and assistance including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Warrantor may reasonably request for the purpose referred to in Clause 6.5(b), including instructing such professional or legal advisors as the Warrantor may nominate to act on behalf of the Beneficiary or other members of the Beneficiary’s Group concerned but in accordance with the Warrantor’s instructions, it being agreed that the Warrantor shall keep the Beneficiary reasonably informed of matters relating to the claim and shall forward or procure to be forwarded to the Beneficiary copies of all material external correspondence relating to the claim other than such correspondence as is subject to legal professional privilege of the Warrantor or any member of the Warrantor’s Group.

6.6	Third-party stipulation limitation

The provisions of this Clause 6 (Claims) shall apply mutatis mutandis to any claim made by a third party under a third-party stipulation included in this Agreement.

7	SETTLEMENT OF CLAIMS

7.1.1
Save for any claims under Clause 4 (GMSL Indemnities), no Party shall be liable to make any payment under this Agreement nor shall any Party be entitled to exercise any right of set-off or counterclaim against or otherwise withhold payment of any sums stated to be payable by a Party to another Party hereunder or under any other agreement subsisting between them unless and until the liability of the paying Party has been agreed or adjudged payable in legal or arbitration proceedings.

7.1.2
If an amount becomes payable in accordance with Clause 7.1.1 as a result of a breach of any Fugro Warranty, Fugro may elect, at its sole discretion, to settle such claim by either (i) paying such amount in cash in US dollars by electronic transfer of immediately available funds to GMSL; (ii) electing to adjust the number of Class A-2 Units held by Fugro in accordance with the terms of the Global LLC Agreement, or (iii) by way of a combination of (i) and (ii). In case Fugro elects to settle a claim (in whole or in part) by adjusting the number of Class A-2 Units held by Fugro in accordance with the terms of the Global LLC Agreement, the amount of the Fugro Adjustment Claim as defined in the Global LLC Agreement will be an amount equal to the lower of either (a) the amount of the claim that Fugro is electing to settle through such adjustment and (b) the total Losses suffered by the Global Group as a result of the matter giving rise to the claim for breach of the relevant Fugro Warranty.

7.1.3
If an amount becomes payable, where applicable in accordance with Clause 7.1.1, as a result of a breach of any GMSL Warranty or a claim under Clause 4 (GMSL Indemnities), GMSL may elect, at its sole discretion, to settle such claim by either (i) paying an amount equal to the Fugro Loss (for a breach of a GMSL Warranty) or the Fugro Indemnity Loss (for a claim under Clause 4 (GMSL Indemnities) in cash in US dollars by electronic transfer of immediately available funds to Fugro; (ii) electing to adjust the number of Class A-2 Units held by Fugro in accordance with the terms of the Global LLC Agreement, or (iii) by way of a combination of (i) and (ii), provided that the prior written consent from Fugro is required if settlement of a claim through the adjustment of Class A-2 Units would result in Fugro directly or indirectly holding an interest of 33% (thirty-three percent) or more in Global. In case GMSL elects to settle a claim (in whole or in part) by adjusting the number of Class A-2 Units held by Fugro in accordance with the terms of the Global LLC Agreement, the amount of the GMSL Adjustment Claim as defined in the Global LLC Agreement will be an amount equal to the lower of either (a) the amount of the claim that GMSL is electing to settle through such adjustment and (b) (i) the total Losses suffered by the Global Group as a result of the matter giving rise to the claim for breach of the relevant GMSL Warranty, or, as the case may be, (ii) the aggregate of the Tax Liabilities and costs (if any) that fall within Clause 4.1, (iii) the Leakage referred to in Clause 4.2; or (iv) the Losses of the Global Group referred to in Clause 4.3 (as applicable).

7.1.4	An illustrative example of the settlement of claims under this Agreement is included in Schedule 8 (Illustrative example of settlement of claims).

8	MISCELLANEOUS

8.1	Entire agreement

Clause 12.3 (Entire agreement) of the BPA applies mutatis mutandis to this Agreement.

8.2	No assignment

Clause 12.4 (No assignment) of the BPA applies mutatis mutandis to this Agreement.

8.3	Waiver and amendment

Clauses 12.5 (Waiver) and 12.6 (Amendment) of the BPA apply mutatis mutandis to this Agreement.

8.4	Rescission

Clause 12.9 (Rescission) of the BPA applies mutatis mutandis to this Agreement.

8.5	Notices

Clause 12.13 (Notices) of the BPA applies mutatis mutandis to this Agreement.

9	GOVERNING LAW AND DISPUTE RESOLUTION

9.1	Governing law

This Agreement shall be governed by and construed in accordance with the Laws of the Netherlands.

9.2	Jurisdiction and forum

Clause 13.2 (Jurisdiction and forum) of the BPA applies mutatis mutandis to this Agreement.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

/s/ P. van Riel	/s/ P. Verhagen
Fugro N.V.	Fugro N.V.
By: P. van Riel	By: P. Verhagen
Title: CEO and Chairman of the Board	Title: CFO

[Signature page to the Project Furrow Warranty and Indemnity Agreement]

THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

/s/ Dick Fagerstal
Global Marine Systems Limited
By: Dick Fagerstal
Title: Executive Chairman

/s/ Dick Fagerstal
Global Marine Holdings LLC
By: Dick Fagerstal
Title: Chairman & CEO

[Signature page to the Project Furrow Warranty and Indemnity Agreement]

Schedule 1	Definitions

1	Definitions

Capitalised terms, including those used in the introduction and preamble of this Agreement, have the following meaning:

“Accounts Date” means 30 June 2017;

“Affiliate” means with respect to any Person, another Person directly or indirectly Controlling, Controlled by, or under common Control with the first Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made;

“Agreement” means this agreement;

“BPA” has the meaning ascribed thereto in Recital (A);

“Beneficiary” means Fugro in respect of the GMSL Warranties and GMSL in respect of the Fugro Warranties;

“Beneficiary’s Group” means, in case Fugro is the Beneficiary, Fugro and Fugro’s Affiliates and, in case GMSL is the Beneficiary, Global and Global’s Affiliates;

“Business Assets” has the meaning ascribed thereto in schedule 1 (Definitions and interpretation) of the BPA;

“Business Agreements” has the meaning ascribed thereto in schedule 1 (Definitions and interpretation) of the BPA;

“Business Day” means a day which is not a Saturday, a Sunday, or an official holiday in the Netherlands or the United Kingdom;

“Business Seller” has the meaning ascribed thereto in schedule 1 (Definitions and interpretation) of the BPA;

“Business Vessel” has the meaning ascribed to “Vessel” in schedule 1 (Definitions and interpretation) of the BPA;

“Completion” has the meaning ascribed thereto in schedule 1 (Definitions and interpretation) of the BPA;

“Completion Date” has the meaning ascribed thereto in schedule 1 (Definitions and interpretation) of the BPA;

“Consideration Units” has the meaning ascribed thereto in schedule 1 (Definitions and interpretation) of the BPA;

“Control” means, with respect to a Person, (i) the direct or indirect ownership of more than 50% (fifty per cent) of the outstanding voting securities (or comparable voting interest or financial participation) of such Person, (ii) the ability to appoint more than half of the directors of the board of directors or equivalent governing body of such Person, or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person. The terms “Controlling”, “Controlled by” and “under common Control” shall have the correlative meanings;

“Disclosed” means the disclosure of facts, matters or other information disclosed as part of the Fugro Disclosed Information or, as the case may be, the Global Disclosed Information in such a manner and with such detail that a prudent individual who is knowledgeable in the relevant field reviewing the relevant information would have reasonably assessed the financial, legal, commercial or other relevance and consequences of the disclosure;

“Employees” and “Employee” have the meaning ascribed thereto in schedule 1 (Definitions and interpretation) of the BPA;

“Encumbrance” means any claim, precautionary seizure, executory seizure, charge, pledge, mortgage, lien (including maritime liens), option, any other registered obligation (kwalitatieve verplichting) , personal right of enjoyment or use or right to acquire, power of sale, usufruct, retention of title, right of pre-emption, right of first refusal or other restriction on transfer, or other similar third-party rights or security interest of any kind or an agreement or commitment to create any of the foregoing;

“Environment” means any or all of the following media (alone or in combination): ground, soil, ground water, surface water, air and any ecological systems and living organisms supported by these media;

“Environmental Law” means all Laws of any relevant jurisdiction the purpose of which is to protect or prevent pollution of the Environment or to regulate emissions, discharges, or releases of Hazardous Substances into the Environment, or to regulate the use, treatment, storage, burial, disposal, transport or handling of Hazardous Substances;

“Event” means any transaction, event, act or omission and any transaction, event, act or omission that is deemed to occur for Tax purposes;

“Fugro” has the meaning as set out in the preamble of this Agreement;

“Fugro Business Warranties” means the Warranties set out in Paragraphs 3 (Trenching Business), 4 (Assets), 5 (Business Agreements), 6 (Employees), 7 (Legal compliance), 8 (Litigation), 9 (Tax) and 10 (Required Post-Completion Financial Statements) of Schedule 2 (Fugro Warranties);

“Fugro Data Room” means the electronic data room containing documents and information relating to the Trenching Business, made available by Fugro to Global and its Representatives, the contents of which are listed in Schedule 6 (Fugro Data Room) to the Agreement;

“Fugro Disclosed Information” means any facts, matters or other information included or provided or referred to in (i) this Agreement or (ii) the Fugro Due Diligence Information,;

“Fugro Due Diligence Information” means (i) the information contained in the Fugro Data Room, (ii) the documents and other written information provided to Global during and pursuant to the questions and answers sessions, (iii) the questions raised and answers provided as included in the Fugro Data Room and (iv) the documentation received by the Global and/or Global’s Representatives during or in connection with any expert meetings, the contents of which are filed on a DVD corresponding to the index enclosed as Schedule 6 (Fugro Data Room);

“Fugro Group” means Fugro and Fugro’s Affiliates, including the Business Sellers;

“Fugro Loss” means, in relation to any claim for breach of a GMSL Warranty an amount equal to (X/(1-Y%))-X, where X is the total loss suffered by the Global Group as a result of the matter giving rise to the claim and Y is the Fugro Distribution Percentage (as defined in the Global LLC Agreement) immediately prior to the settlement of such claim;

“Fugro Indemnity Loss” means, in relation to any claim under Clause 4 (GMSL Indemnities) an amount equal to (X/(1-Y%))-X, where X is (as the case may be) the aggregate of the Tax Liabilities and costs (if any) that fall within Clause 4.1, the aggregate Leakage referred to in Clause 4.2 (No Leakage), or the aggregate loss suffered by the Global Group in connection with the Quintillion Dispute referred to in Clause 4.3 (Quintillion), and Y is the Fugro Distribution Percentage (as defined in the Global LLC Agreement) immediately prior to the settlement of such claim;

“Fugro Warranties” has the meaning as set out in Clause 2.1.1;

“Fugro Warranty Claim” has the meaning as set out in Clause 2.1.1;

“Global” has the meaning as set out in the preamble of this Agreement;

“Global Accounts” means the ‘Management Information Pack - August 2017’ (included in the Global Data Room with reference 02.02.26) together with the following accounts for the period ending on 31 December 2016:

(a)	GMH Limited financial statement for year-ended 31 December 2016 (included in the Global Data Room with reference 02.27.01);

(b)	GMSL financial statement for year-ended 31 December 2016 (included in the Global Data Room with reference 02.28.01);

(c)	CWind Limited financial statement for 15 months to 31 December 2016 (included in the Global Data Room with reference 02.29.01);

(d)	Global Marine Systems (Vessels) Limited financial statement for year-ended 31 December 2016 (included in the Global Data Room with reference 02.30.01); and

(e)	Global Marine Systems Oil & Gas Limited financial statement for year-ended 31 December 2016 (included in the Global Data Room with reference 02.31.01);

“Global Accounting Principles” means the accounting policies, principles, practices, techniques, categorizations, evaluation rules and procedures, methods and bases adopted in the preparation of the statutory accounts of Global Marine Systems Limited and its subsidiaries as at, and for the period that ended on, 31 December 2016 and as audited by BDO LLP;

“Global Business” has the meaning as set out in recital (B) of the BPA;

“Global Data Room” means the electronic data room containing documents and information relating to Global’s worldwide business, made available by Global to Fugro and its Representatives, the contents of which are listed Schedule 7 (Global data room) to the Agreement;

“Global Disclosed Information” means any facts, matters or other information included or provided or referred to in (i) this Agreement and (ii) the Global Due Diligence Information;

“Global Due Diligence Information” means (i) the information contained in the Global Data Room, (ii) the documents and other written information provided to Fugro during and pursuant to the questions and answers sessions, (iii) the questions raised and answers provided as included in the Global Data Room and (iv) the documentation received by the Fugro and/or Fugro’s Representatives during or in connection with any expert meetings, the contents of which are filed on a DVD corresponding to the index enclosed as Schedule 7 (Global data room);

“Global Employees” means employees of GMSL or any Global Group Company;

“Global Group” mean the Global Group Companies;

“Global Group Companies” means each of the companies listed in Paragraph 1 of Schedule 4 (Global Group) and “Global Group Company” means any one of them or the relevant one of them, as the context requires;

“Global JV Companies” means each of the companies listed in Paragraph 2 of Schedule 4 (Global Group) and “Global JV Company” means any one of them or the relevant one of them, as the context requires;

“Global LLC Agreement” has the meaning ascribed thereto in schedule 1 (Definitions and interpretation) of the BPA;

“Global Vessels” means the vessel set out in Clause Schedule 5 (Global Vessels) and “Global Vessel” means any of them or the relevant one, as the context requires;

“GMSL” has the meaning as set out in the preamble of this Agreement;

“GMSL Business Warranties” means the Warranties set out in Paragraphs 5 (Global Joint Ventures) to 23 (Disclosure) of Schedule 3 (GMSL Warranties);

“GMSL Warranties” has the meaning as set out in Clause 3.1.1;

“GMSL Warranty Claim” has the meaning as set out in Clause 3.1.1;

“Governmental Authority” means, to the extent it has jurisdiction in respect of the relevant matter, any judicial, legislative, executive, regulatory or competition authority of the Netherlands or any other jurisdiction, including of the European Union and the United States of America, or in each case any political subdivision thereof;

“Guarantee” means any guarantee, indemnity, surety, letter of comfort or other assurance, security, obligation to contribute (bijdrageplicht) or undertaking, given by a person to secure or support the obligations (actual or contingent) of any other person, whether given directly, by way of counter-indemnity, or otherwise;

“Hazardous Substances” means, to the extent regulated by the applicable Governmental Authority, any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or vapour) which is capable of causing harm or damage to the Environment;

“Intellectual Property” means trademarks, service marks, trade names, domain names, logos, patents, design rights, copyrights, database rights and all other similar rights in any part of the world, including know-how, and where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations.

 “Insolvency Event” means the occurrence of any one or more of the following events in relation to any Person:

(a)
an application is made to a court for an order, or an order is made, that it be wound up, declared bankrupt or that a provisional liquidator or receiver or receiver and manager be appointed, and the application is not withdrawn, struck out or dismissed within fifteen (15) Business Days after it being made;

(b)	a liquidator or provisional liquidator is appointed;

(c)	a receiver is appointed to it or substantially all of its assets;

(d)
it enters into an arrangement or composition with one or more of its creditors, or an assignment for the benefit of one or more of its creditors, in each case other than to carry out a reconstruction or amalgamation while solvent;

(e)	it proposes a winding-up, dissolution or reorganisation, moratorium, deed of company arrangement or other administration involving one or more of its creditors; or

(f)
it is insolvent as disclosed in its accounts or otherwise, states that it is insolvent, is presumed to be insolvent under an applicable law or otherwise is, or states that it is, unable to pay all its debts as and when they become due and payable;

“JV Accounts” means the following documents included in the Global Data Room:

(a)	10K_Amendment Version 8 - Huawei Consolidated Financial Statements 2016 (included in the Global Data Room with reference 05.07.01);

(b)	SBSS Board Paper 170417 (included in the Global Data Room with reference 05.12.01);

(c)	HMS BS&PL 2017 Jun (included in the Global Data Room with reference 05.13.01); and

(d)	SBSS Returns for Jun 2017 (included in the Global Data Room with reference 05.13.02);

“Knowledge of Fugro” or any similar expression means, with respect to any fact or matter, the actual knowledge of any of Virendra Bhushan, Derek Cruickshank, Paul van Riel and Paul Verhagen and Mike Daniel;

“Knowledge of GMSL” or any similar expression means, with respect to any fact or matter, the actual knowledge of any of Dick Fagerstal, Ian Douglas, Richard Fraser-Smith, Ian Bryan, Bruce Neilson-Watts, Mike Constable and Darren Lam;

“Law” means any applicable statute, law, ordinance, decree, judgment, order, rule or regulation of any Governmental Authority;

“Leakage” means, unless and to the extent a provision or reserve in respect of the item was specifically included in the Global Accounts for the relevant amount, an amount equal to the sum of the following items:

(a)
any dividends or other distributions, whether by way of share redemption, share capital reduction or otherwise, and any other payment in respect of any share capital or similar security of any Global Group Company, in each case whether in cash or in kind, paid or made by any Global Group Company to, at the direction or for the benefit of any member of the Seller Group;

(b)	the value of any asset, rights or other benefits transferred by any Global Group Company to or for the benefit of any of any member of the Seller Group;

(c)	the value of any Encumbrances created over any of the assets of any Global Group Company for the benefit of any member of the Seller Group;

(d)	the value of any cancellation, waiver or forgiveness by any Global Group Company of any indebtedness or liability owed by any member of the Seller Group to any Global Group Company;

(e)	any indebtedness or liability owed by or on behalf of any member of the Seller Group to a third party, which is assumed, guaranteed, incurred or indemnified by any Global Group Company;

(f)	any loan, preference share or similar instrument made by a Group Company to a member of the Seller Group other than on arm’s length terms;

(g)
any amount for fees (including break fees), costs and expenses (including the fees, costs and expenses of Representatives including lawyers, accountants, brokers, finders, financial and other advisers) in relation to the Transaction incurred by any of the Global Group Companies or charged by or passed on by any member of the Seller Group to any of the Global Group Companies;

(h)
any bonus (in cash or in kind) paid or payable to any director, officer, employee or Representative of any member of the Seller Group which is incurred or reimbursed by, or charged to, any of the Global Group Companies, as an incentive to complete the Transaction and not, for the avoidance of doubt, any bonuses paid in the ordinary course or the grant of any management incentive arrangements in the ordinary course to any employee or director of a Global Group Company; and

(i)
any amounts for any management, advisory, monitoring or service fees or other similar fees or expenses incurred, paid or payable on or prior to the Completion Date by any of the Global Group Companies to any member of the Seller Group or any of their directors, officers or employees save for any such amounts paid pursuant to management agreements or arrangements which have not been Disclosed;

(j)
any agreement, arrangement or understanding as to any of the matters referred to in items (a) up to and including (i) above which results in an actual or contingent liability or payment by any of the Global Group Companies; and

(k)	any Tax arising in a Global Group Company as a result of any of the items at (a) to (j) above,

and, in each case, net of (i) any VAT which is recoverable as input tax by a Global Group Company, and (ii) any Relief that arises to a Global Group Company as a result of any of (a) to (j) above and which can reasonably be expected to give rise in respect of an accounting or other applicable tax period that begins before 1 January 2020 to an actual cash Tax saving or Tax repayment for that or another Global Group Company;

“Liabilities” means all liabilities, duties and obligations of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly or as principal or surety, and “Liability” means any one of them or the relevant one of them, as the context requires;

“Losses” means all damage, losses, costs (including reasonable legal costs and reasonable experts’ and consultants’ fees), charges, expenses, claims and demands assessed in accordance with section 6:96 et seq. of the Dutch Civil Code;

“Material Contracts” means:

(a)
any existing contract or existing commitment creating any payment obligation or a reasonably foreseeable contingent liability in excess of USD 500,000 (five hundred thousand US dollars) over the term of the contract or commitment;

(b)	any agreement or contract relating to the ownership, charter, hire or management of the Global Vessels;

(c)	any contract with a term exceeding 12 (twelve) months;

(d)	any agreement entered into in the past 12 months settling any claim, dispute, or litigation in excess of USD 250,000 (two hundred and fifty thousand US dollars); or

(e)	any agreement or arrangement, including shareholders agreements, relating to the Global JV Companies;

“NIC” means national insurance or social security contributions;

“Notice” means any notice, request, consent, claim, demand and other communication between the Parties in connection with this Agreement;

“Parties” means Fugro, Global and GMSL, and “Party” means any one of them or the relevant one of them, as the context requires;’

“PAYE” means any system for the deduction and withholding of Tax and NIC (or similar or corresponding obligations) or both from sums paid to employees in respect of their employment;

“Person” means an individual, a company or corporation, a partnership, a limited liability company, a trust, an association, a foundation or other legal entity or unincorporated organisation, including a Governmental Authority;

“Quintillion Dispute” has the meaning set out in Clause 4.3.1;

“Quintillion Provision Amount” has the meaning set out in Clause 4.3.1;

“Quintillion Receivable” has the meaning set out in Clause 4.3.1;

“Relief” means any relief, allowance, amortisation, depreciation, credit, deduction, exemption, set-off, tax loss carry forward or other relief of a similar nature granted or available in relation to Tax and any repayment or right to repayment of Tax;

“Repeated Fugro Warranties” has the meaning ascribed thereto in Clause 2.1.2;

“Repeated GMSL Warranties” has the meaning ascribed thereto in Clause 3.1.1;

“Representative” means any officer, employee, legal advisor, financial advisor, accountant or other agent, of the Party concerned;

“Seller Group” means any direct or indirect shareholder or unitholder of Global, the Affiliates thereof and other Persons connected therewith, including family members and excluding members of the Global Group and the Global JV Companies;

“Signing” means the signing by the Parties of this Agreement;

“Signing Date” means the day on which the last Party signing the BPA has signed the BPA;

“Software” means computer software, whether in source or in object code, including but not limited to systems software, operational software, application software, interfaces and/or firmware, and all updates, upgrades and/or new versions thereto.

“Taxation” or “Tax” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction or otherwise) and in respect of any person as well as all interest, costs and penalties relating thereto;

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration or collection of Taxation;

“Tax Benefit” means:

(a)	any Tax Refund actually received by a member of the Beneficiary’s Group;

(b)	any reduction of Tax actually owing by a member of member of the Beneficiary’s Group; and

(c)
the net present value of any future Relief, including, but not limited to, a Relief in the form of additional depreciation or amortisation allowances at the level of any member of Beneficiary’s Group. The net present value of such a future Relief will be calculated (i) using a discount rate of ten percent (10%), (ii) as per the date any amount is due in respect of the relevant claim, (iii) on the basis of the then prevailing corporate income tax rates, and (iv) on the assumption that such Relief will be used after any other available Relief and that there will be at all times sufficient taxable income to effectuate the Relief at the earliest possible time;

“Tax Claim” means any claim under Clause 4.1 (GMSL Tax Indemnity) or under the warranties in Paragraph 22 of Schedule 3;

“Tax Liability” means any liability to make or suffer (including by way of set-off) an actual payment of Tax;

“Tax Refund” means a rebate, refund or repayment in respect of Tax;

“Tax Return” means any return, declaration, election, report or information relating to Taxes, including any schedule or attachments thereto, and including any amendment thereof;

“Transaction” has the meaning ascribed thereto in schedule 1 (Definitions and interpretation) of the BPA;

“Transaction Agreement” has the meaning ascribed thereto in schedule 1 (Definitions and interpretation) of the BPA;

“Trenching Business” has the meaning ascribed thereto in schedule 1 (Definitions and interpretation) of the BPA;

“TUPE” means the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 as subsequently amended from time to time;

“VAT” means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) the Directive 2006/112/EC and outside the European Union any Tax levied by reference to added value, sales and/or consumption;

“Vendor Loan” has the meaning ascribed thereto in Schedule 1 (Definitions and Interpretation) of the BPA;

“Vessel Inspection” means the inspection carried out by GMSL’s Representatives on 2 August 2017;

“Warrantor” means Fugro in respect of the Fugro Warranties and GMSL in respect of the GMSL Warranties and the indemnities set out in Clause 4 (GMSL Indemnities); and

“Warranties” means the Fugro Warranties and the GMSL Warranties.

2	References to persons

References to:

2.1	a person include any individual, company, partnership or unincorporated association (whether or not having separate legal personality);

2.2	a company include any company, corporation or any body corporate, wherever incorporated; and

2.3
a “charter commitment” includes any charter or contract for the use, employment or operation of a vessel or the carriage of people and/or cargo or the provision of services by or from it and includes any agreement for the pooling or sharing or income derived from any such charter or contract.

3	Headings and references to Clauses, Schedules and Paragraphs

3.1	Headings have been inserted for convenience of reference only and do not affect the interpretation of any of the provisions of this Agreement.

3.2	A reference in this Agreement to:

(a)	a Clause or Schedule is to the relevant Clause of or Schedule to this Agreement; and

(b)	a Paragraph is to the relevant Paragraph of the relevant Schedule.

4	Legal terms

In respect of any jurisdiction other than the Netherlands, a reference to any Netherlands legal term shall be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction.

5	Other references

5.1	Whenever used in this Agreement, the words ‘include’, ‘includes’ and ‘including’ shall be deemed to be followed by the phrase ‘without limitation’.

5.2	Whenever used in this Agreement, the words ‘as of’ shall be deemed to include the day or moment in time specified thereafter.

5.3	Any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.